

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

October 27, 2008

<u>By US Mail and Facsimile</u>
Richard D. Dole
President and Chief Executive Officer
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas 77007

**Re:     Petrosearch Energy Corporation**
       **Post-effective Amendment no. 4 to Registration Statement on Form S-1**
       **Filed October 9, 2008**
       **File No. 333-1421000**

       **Amendment no. 5 to Registration Statement on Form S-1**
       **Filed October 9, 2008**
       **File No. 333-149010**

       **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
       **Filed March 24, 2008**
       **Form 10–Q for the Quarterly Period Ended March 31, 2008**
       **Filed May 15, 2008**
       **Form 10-Q for the Quarterly Period Ended June 30, 2008**
       **Filed August 6, 2008**
       **Form 8-K**
       **Filed June 30, 2008**
       **File No. 0-51488**

Dear Mr. Dole:

      We have limited our review of your filings to those issues we have addressed in our comments. We will respond separately to the Preliminary Schedule 14A that you filed on October 14, 2008. Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Form 10-Q/A1 for the Quarterly Period Ended June 30, 2008

Unaudited Condensed Consolidated Statements of Operations, page 3

1.      If, based on the comments below, you conclude gain recognition for the sale of your interests in DDJET Limited LLP is appropriate, please clarify why you did not include this gain within the determination of operating loss.  Refer to paragraph 45 of SFAS 144.

2.      Please tell us if you incurred a tax liability associated with the gain on the sale of Barnett Shale and specify how you reached such a conclusion.

Note 11. Sale of Barnett Shale Interest, page 12

3.      We note your disclosure that the sale of your interest in DDJET Limited LLP significantly altered the relationship between capitalized costs and proved reserves and that you recorded a gain of $21,814,753 related to this sale. With respect to this sale, please specify the amounts related to properties subject to amortization, and properties not subject to amortization.  In addition, please tell us if this allocation impacted your conclusion that the relationship between capitalized costs and proved reserves was significantly altered. Finally, please clarify how you determined that gain recognition was appropriate given the sale involved less than 25% of your total proved reserve quantities. Refer to Rule 4-10(c)(6)(i) of Regulation S-X.

4.      We note your disclosure that the sale of your interest in DDJET Limited LLP will lead to an approximately 70 percent decrease in proved gas reserves and a 14 percent decrease in total proved reserves.  We further note that this sale is expected to lead to an approximately five percent decrease in your standardized measure of discounted cash flows.  Please tell us why the decrease in your standardized measure of discounted cash flows is not closer in proportion to the expected decrease in total proved reserves.

Draft 8-K/A

5.      We note your most recent interim financial statements are as of and for the period ended June 30, 2008.  Please include pro-forma income statements for the six months ended June 30, 2008 and June 30, 2007 in lieu of the March 31, 2008, and March 31, 2007 pro forma income statements.  In addition, please include a pro forma balance sheet as of June 30, 2008.

6.      We note you used a portion of the proceeds from the sale of your interest in DDJET Limited LLP to extinguish your convertible debt.  Please clarify if you were obligated to repay this convertible debt as a result of your agreement to sell your interests in DDJET Limited LLP.  To the extent the repayment of your convertible debt was directly attributable to the sale, please clarify why you did not include pro forma adjustments to eliminate the underlying interest expense and amortization of financing costs and debt discount.  Similarly, please tell us what consideration you have given to recording a pro forma adjustment to reflect the extinguishment of convertible debt on your pro forma balance sheet as of June 30, 2008.  Refer to Rule 11-02 of Regulation S-X for further guidance.  Please contact us at the numbers at the end of this letter if you have further questions.

Closing Comments

        As appropriate, please amend your Form 10-Q and Form 8-K within ten business days of your receipt of this letter, or tell us when you will amend them. As appropriate, please also amend your registration statements in response to these comments.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

Please contact John Cannarella at (202) 551-3337, or in his absence Mark Wojciechowski at (202)-551- 3759, if you have any questions in regard to the accounting comments or financial statements. Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc:  Robert D. Axelrod (by facsimile)
     D. Levy
     J. Cannarella